EMI

RECEIVED

2007 JUL 10 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

2nd July, 2007.

Attn: Filing Desk - Stop 1-4

07025004

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th June 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 27th June 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 25th June 2007, held 64,507,161 shares, being 7.97% of the shares in issue;

(b) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 28th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 28th June 2007;

(c) a News Release, dated 29th June 2007, announcing that the Company had, through a wholly owned subsidiary, completed the acquisition of the outstanding 45% shareholding in Toshiba EMI Ltd (TOEMI) previously held by Toshiba Corporation, and that TOEMI would be renamed EMI Music Japan as of 30th June 2007;

(d) an announcement, dated 29th June 2007, confirming that UBS AG has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 26th June 2007, held 114,270,457 shares, being 14.09% of the shares in issue; and,

(e) an announcement, dated 29th June 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 811,012,419.

PROCESSED

JUL 10 2007

THOMSON FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

7/10

Encs.

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:20 27-Jun-07
Number	PRNUK-2706

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25-06-2007
6. Date on which issuer notified:	27-06-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	54,886,407	54,886,407	53,732,207	53,732,207	n/a	6.64	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	4,250,000	0.52
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.018
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

64,507,161 7.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

Ref: 82-373

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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VIA PR NEWSWIRE DISCLOSE

ER 07/120

Regulatory News Service

28th June, 2007.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 28th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 811,012,419 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/121

Acquisition by EMI Group of Toshiba Corporation's minority shareholding in Toshiba-EMI Limited

London, 29 June 2007

EMI Group plc ("EMI") announces that, through a wholly-owned subsidiary, it has today completed the acquisition first announced on 13 December 2006 of the 45 per cent shareholding in Toshiba-EMI Limited ("TOEMI") previously held by Toshiba Corporation for a total cash consideration of JPY 21,000 million (approximately £93 million) as a result of which EMI now owns 100 per cent of TOEMI. TOEMI will be renamed EMI Music Japan as of 30 June 2007.

ENQUIRIES:

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP
Patrick Handley +44 20 7404 5959

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:00 29-Jun-07
Number	PRNUK-2906

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26-06-2007
6. Date on which issuer notified:	28-06-2007
7. Threshold(s) that is/are crossed or reached:	14.09%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of vo right

	Direct	Direct	Indirect	Direct	In
GB0000444736	112,764,861	112,764,861	114,270,457	103,713,234	10,557,223	12.79

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,000,000	0.25
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,510,000	0.31
Option	21-09-2007	n/a	2,400,000	0.30
Convertible Bond (XS0176780517)	02-10-2010	n/a	1,647,223	0.20

Total (A+B)

Number of voting rights	% of voting rights
114,270,457	14.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - 114,270,457 - 14.09%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Angela Hull

Ref: 82-373

15. Contact telephone number: 020-7568-4981

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/123

Regulatory News Service

29th June, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the exercise of executive and savings-related share options during June 2007, EMI Group plc's capital increased to 811,012,419 Ordinary Shares of 14p each as at 29th June 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 811,012,419.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

END

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231